Prenetics’ IM8 and Authentic Brands Group Announce 10-Year Exclusive Global Partnership to Create Care Bears by IM8; Authentic to Become Strategic Shareholder in Prenetics

•Care Bears by IM8 to launch, with great-tasting, science-backed gummy multivitamins for kids and adults in 1H 2027
•Enters a global gummy supplements market projected to nearly double to ~US$47.8 billion by 2030
•IM8 to serve as exclusive operating partner, with Prenetics recording all Care Bears by IM8 revenue
•To get early access, visit www.carebearsbyIM8.com

NEW YORK, N.Y. – November 5, 2026 (GLOBE NEWSWIRE) — Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health company and parent of the AI-native direct-to-consumer wellness brand IM8, co-founded by David Beckham, today announced that IM8 has entered a 10-year, exclusive, worldwide partnership with Authentic Brands Group (“Authentic”) to build Care Bears by IM8, a family health and wellness brand. IM8 will serve as the brand’s exclusive operating partner, and Prenetics will record all revenue from Care Bears by IM8 and pay a royalty to Authentic.

Care Bears by IM8 will debut with great-tasting, science-backed gummy multivitamins for both kids and adults, with a global launch targeted in the first half of 2027 as Care Bears celebrates its 45th anniversary. IM8 plans to expand the brand into better-for-you confectionery and wholesome kids’ snacks and foods. It is the first wellness brand built on Care Bears, which Authentic acquired in August 2026 as its first character IP.

As part of the agreement, Authentic will also become a strategic shareholder in Prenetics, further aligning the two companies as they build Care Bears by IM8 into a global family health and wellness brand.

Care Bears, which turns 45 in 2027, brings more than four decades of emotional connection, over $12 billion in lifetime retail sales, more than 100 characters and reach across 190+ countries in 26 languages. IM8 brings the formulation science, quality standards, digital-first growth engine and global distribution it has built since launch.

Built on one of the fastest growth stories in consumer health. IM8 reached $120 million in annualized revenue run-rate1 within 12 months of launch, one of the fastest trajectories ever recorded in the global supplement industry. In the second quarter of 2026, IM8 generated $45 million in revenue, up approximately 359% year over year and its sixth consecutive record quarter. In July 2026, IM8 recorded $20.9 million in monthly revenue, an annualized revenue run-rate of approximately $251 million just 20 months after launch. Prenetics has raised its full-year 2026
1 Annualized Revenue Run-Rate ("ARR") is an operating metric calculated by multiplying IM8 revenue recognized in the applicable month by twelve and includes revenue from both subscription and one-time purchases. ARR is not a financial measure under IFRS, and is not necessarily indicative of revenue for any future period. ARR reflects orders from both new and existing customers and incorporates the effect of cancellations and non-renewals occurring on or before the applicable month; however, it does not adjust for anticipated future cancellations, non-renewals or pauses. ARR annualizes a single month of revenue and assumes that the revenue recognized in that month is maintained for the following twelve months. As a result, ARR is sensitive to the timing of promotional activity, product launches and billing cycles. In particular, the full order value of quarterly subscription plans is recognized upon shipment of the three-month supply, which increases revenue recognized in months when quarterly billings are concentrated. It may therefore differ significantly from actual future revenue.

revenue guidance to $220 million to $230 million and initiated 2027 IM8 revenue guidance of $400 million or more, which assumes no revenue from upcoming product launches. Neither the 2026 nor the 2027 guidance currently includes any contribution from Care Bears by IM8.

One family health and wellness brand, built for every age. Care Bears by IM8 is not a single licensed product but a family health and wellness brand designed to grow with a family. It brings the same science-first approach behind IM8’s core range to a new audience, opening with gummy multivitamins for kids and for adults that pair great taste with a clean formulation. The gummies will be vegan and contain zero sugar, and will be made without gelatin or artificial colors and flavors. Every product will be third-party tested and developed with guidance from IM8’s advisory board of leading academic and medical experts, giving one brand a place in both the children’s and the grown-ups’ cabinet.

Over time, IM8 plans to extend the brand into further family wellness categories, including better-for-you confectionery and wholesome kids’ snacks and foods.

A large and fast-growing market. Care Bears by IM8 enters one of the fastest-growing formats in consumer health. The global gummy supplements market was valued at approximately US$24.4 billion in 2025 and is projected to reach about US$47.8 billion by 2030, a 14.4% compound annual growth rate, according to MarketsandMarkets. Children’s dietary supplements alone represented an estimated US$26.0 billion in 2025, according to Mordor Intelligence, within a global vitamins and supplements market of roughly US$164 billion, according to Fortune Business Insights. Better-for-you confectionery and kids’ snacks and foods open further addressable categories as the brand grows.

The IM8 playbook, applied to a character. Care Bears by IM8 is built on the same model as IM8 itself: science-first formulation, an expert advisory board, rigorous third-party testing, and direct-to-consumer subscriptions. Authentic Studios and Authentic Live will extend the franchise into content and fan experiences, giving the brand storytelling reach that a typical wellness launch cannot buy.

A prime global retail opportunity. Where IM8 was built direct-to-consumer, Care Bears by IM8 is designed for the shelf as well as the subscription. Care Bears is already sold in more than 190 countries through a network of more than 500 licensing partners, and its characters are instantly recognizable in the aisles where families shop. That gives the franchise a strong position to secure placement with major pharmacy, grocery, mass and club retailers worldwide, alongside IM8’s direct-to-consumer and e-commerce channels.

Launch timing. IM8 is targeting the global launch of Care Bears by IM8 kids’ and adult gummy multivitamins in the first half of 2027. Additional categories will follow, with timing to be announced.

“Most family wellness brands spend years and enormous sums trying to earn trust. Care Bears has held that trust for more than four decades, across generations and across the world,” said Danny Yeung, Chief Executive Officer of Prenetics and Co-Founder of IM8. “In under two years, IM8 has gone from zero to an annualized revenue run-rate of more than $250 million, proving that great science paired with an iconic name can build a global brand at speed. Our ambition is clear: we believe Care Bears by IM8 can become the world’s number one gummy vitamin brand for kids and adults within the next few years. With Care Bears by IM8, we are bringing that discipline to the whole family, starting with gummy multivitamins for kids and adults and growing from there. Parents want products they can trust, kids want something that feels like a friend, and Care Bears gives us both. This is also a clear step in our strategy to build a portfolio of category-leading brands with the world’s most powerful IP, and we are delighted to welcome Authentic as a strategic shareholder in Prenetics. We could not ask for a better partner as we build Care Bears by IM8 and the next chapter of Prenetics.”

“Care Bears represent caring, sharing and connection, making family wellness a natural extension of the brand,” said Corey Salter, Chief Executive Officer, Entertainment of Authentic Brands Group. “IM8 brings the formulation expertise, quality standards and consumer focus to translate those values into everyday products. Together, this is the first of many products we want to launch to create new ways for fans of all ages to bring Care Bears into their daily lives. This partnership reflects our confidence in Danny and our long-term commitment to building Care Bears by IM8 together.”

Strategic Highlights
•A brand, not a product. Care Bears by IM8 starts in vitamins and supplements and is designed to extend into adjacent family categories, creating multiple revenue streams under one brand, each with its own retail aisle and growth curve.
•Upside not in current guidance. Prenetics’ 2027 revenue guidance excludes Care Bears by IM8, so the brand represents significant incremental growth beyond current projections.
•Staged rollout de-risks execution. Launching first with gummy multivitamins, building on IM8’s core competency in supplements, proves the brand before expanding into adjacent categories.
•Lifetime household value. The franchise can acquire a family through a child’s vitamins and snacks and retain it with the parents’ own adult multivitamin.
•Pre-built awareness lowers customer acquisition cost. Care Bears enters wellness with roughly 85% global brand awareness, so marketing spend goes toward conversion rather than introduction.
•Global retail expansion. Care Bears gives IM8 a natural entry into mass retail worldwide, adding pharmacy, grocery and big-box distribution to IM8’s direct-to-consumer engine.
•Incremental to the flagship, not cannibalistic. IM8’s flagship, Daily Ultimate Essentials, is a premium all-in-one powder sold mainly by direct-to-consumer subscription to health-optimizing adults. Care Bears by IM8 is a gummy for kids, parents and nostalgic millennials, built for retail shelves as well as online. With a different delivery format, customer profile and channel, Prenetics expects the franchise to add new customers rather than draw from the flagship, while giving the many parents among IM8’s current customers the kids’ product they have been asking for.
•Capital-efficient structure. Under the 10-year, exclusive, worldwide agreement, IM8 is the exclusive operating partner of Care Bears by IM8, and Prenetics will record all revenue generated by the brand and pay a royalty to Authentic. The license gives IM8 long-term, protected access to a global IP without acquiring it, with no competing Care Bears wellness brand in any market.
•Strategic alignment with Authentic. Authentic generates more than $36 billion in annual systemwide retail sales.

About Prenetics
Prenetics Global Limited (Nasdaq: PRE) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, reaching approximately $251 million in annualized revenue run-rate within 20 months of launch, shipping to 46 countries, and delivering well over 200,000 servings daily. IM8’s ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, Inter Miami CF and the NBA. Learn more at prenetics.com and im8health.com.

About IM8
IM8 is a premium health and longevity brand co-founded by David Beckham and built with an elite team of scientists spanning medicine, academia and space science. Its flagship product, Daily Ultimate Essentials, delivers 90 ingredients in a single daily sachet – engineered to replace 16 different supplements in one drink – and is NSF Certified for Sport, non-GMO, vegan, free from common allergens and contains no artificial flavors, colors or sweeteners. Launched in December 2024, IM8 ships to 46 countries and has delivered more than 70 million servings. The brand is backed by a roster of global partners and ambassadors including Giannis Antetokounmpo, Aryna Sabalenka, Lily Collins, Jay Shetty, Ollie Bearman, Inter Miami CF and the NBA. IM8 is a wholly owned subsidiary of Prenetics Global Limited (Nasdaq: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more, visit www.IM8health.com.

About Authentic Brands Group
Authentic Brands Group (Authentic) is a global brand and entertainment platform that owns and invests in iconic intellectual property and cultural assets. It accelerates brands through a set of specialized businesses that combine powerful storytelling, premium content, unforgettable live experiences and global commerce. Through a network of more than 1,700 best-in-class licensees and strategic partners across 150 countries and expansive distribution, Authentic’s brands drive more than $38 billion in annual systemwide sales worldwide.

Authentic’s diversified portfolio spans more than 50 brands and reaches nearly one billion social media followers. Its roster includes Reebok, Champion, Shaquille O’Neal, David Beckham, Kevin Hart, Sports Illustrated, Elvis Presley, Muhammad Ali, Marilyn Monroe, GUESS, Care Bears, Aéropostale, Nautica, Eddie Bauer, Lucky Brand, Nine West, Brooks Brothers, Juicy Couture, Vince Camuto, Izod, Van Heusen, Dockers, Ted Baker, Hart Schaffner Marx, Vince, OVO, Barneys New York, Judith Leiber, Quiksilver, Spyder, Billabong, Volcom, Roxy, RVCA, DC Shoes, Prince, Sperry and Hunter.

For more information, visit corporate.authentic.com. Follow Authentic on LinkedIn, Instagram and WeChat.

About Care Bears™
Introduced in 1982 through consumer products and greeting cards, Care Bears, owned by Authentic Brands Group (Authentic), remains one of the most beloved lifestyle properties in the world. With their signature belly badges and endearing messages of sharing, caring, and friendship, the Care Bears from Care-A-Lot continue to inspire generations across the globe. Over the decades, the brand has expanded into television and film, from The Care Bears Movie trilogy to animated series, including Care Bears & Cousins and Care Bears: Unlock the Magic. With an evergreen presence across entertainment, global consumer products, and pop culture, Care Bears continues to build on its strong multigenerational relevance. As the brand celebrates its 45th anniversary in 2027, a new chapter of collaborations, experiences, and storytelling will bring the world of Care-A-Lot to life in exciting new ways. For more information, visit CareBears.com. Follow Care Bears on YouTube, Facebook, Instagram and TikTok.

Media Contacts
Authentic Brands Group
corporate@authentic.com

IM8
press@im8health.com

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Prenetics Global Limited’s (the “Company”) goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this press release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.